FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

August 13, 2008

ITEM 3   News Release:

A press release was issued on August 14, 2008 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

JED announced that on August 13, 2008 it had been granted creditor protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”). Ernst & Young Inc. of Calgary was appointed the Monitor.

ITEM 5   Full Description of Material Change:

JED announced that it and its wholly owned subsidiaries, JED Production Inc. and JED Oil (USA) Inc. (collectively the “Company”) have obtained creditor protection under the CCAA pursuant to an Order obtained on August 13, 2008 from the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”).  While under CCAA protection, the Company continues with its day-to-day operations.  The Board of Directors of JED determined that this was in the best interests of the Company and of its stakeholders, following the previously announced petition by a group of the Company’s trade creditors for a CCAA order and the potential of the holders of JED’s 10% Senior Subordinated Convertible Notes to put the Company into receivership.

CCAA protection stays creditors and others from enforcing rights against the Company and affords it the opportunity to restructure its financial affairs.  The Court has granted CCAA protection for an initial period of 30 days expiring September 15, 2008, to be extended thereafter as the Court deems appropriate.  If by September 15, 2008 JED has not filed a Plan of Arrangement (the “Plan”), or obtained an extension of the CCAA protection, creditors and others will no longer be stayed from enforcing their rights.

While under CCAA protection, JED’s Board of Directors maintains its usual role and its management remains responsible for the day-to-day operations of the Company, under the supervision of a Court-appointed monitor who will be responsible for reviewing JED’s ongoing operations, assisting with the development and filing of the Plan, liaising with creditors and other stakeholders and reporting to the Court.  The Board of Directors and management of JED will also be primarily responsible for formulating the Plan for restructuring JED’s affairs.   The Company is still in the process of developing its Plan, but as previously announced JED has already undertaken various steps to dispose of enough assets to redeem the Notes and pay its trade creditors in full. The Company’s Plan will not deviate substantially from the efforts already in progress.  The Order extends the bid deadline for the sale process of the Steen assets by CB Securities Inc. from September 17, 2008 to September 24, 2008, and the closing deadlines by two weeks to November 15, 2008 if shareholder approval is not required for the sale, or December 8, 2008 if it is required.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia L. Johnston, Q.C.

Vice-President, Legal & Corporate Affairs

(403) 335-2105

ITEM 9   Date of Report:

Dated at Didsbury, Alberta on August 14, 2008.